UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

PokerTek, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

730864204
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
X   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730864204	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Lahti
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 447,919
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 447,919
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,919
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 730864204	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer PokerTek, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1150 Crews Road, Suite F Matthews, NC 28105

Item 2.

(a)	Name of Person Filing Joseph Lahti

(b)	Address of the Principal Office or, if none, residence 1150 Crews Road, Suite F Matthews, NC 28105

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, no par value (“Common Stock”)

(e)	CUSIP Number 730864204

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

(a)	Amount beneficially owned: 447,919 shares of Common Stock

(b)
Percent of class:  5.19%.  The percentage used herein is rounded to the nearest tenth and based on 8,625,498 shares of Common Stock outstanding as of October 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10Q filed on November 13, 2012.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 447,919 shares of Common Stock

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 447,919 shares of Common Stock

	(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 730864204	13G	Page 4 of 4 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

/s/ Joseph Lahti
Joseph Lahti